UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ANI Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00182C103

(CUSIP Number)

Esjay LLC

16732 Strasbourg Lane

Delray Beach, Florida 33446

845-652-0377

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00182C103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Esjay LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 982,620
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 982,620
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 982,620
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 20,426,683 shares of Common Stock of ANI Pharmaceuticals, Inc. (the “Company”) outstanding as of November 1, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 8, 2023 (the “Form 10-Q”).

CUSIP No. 00182C103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS SS Pharma LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 20,426,683 shares of Common Stock of the Company outstanding as of November 1, 2023, as reported in the Form 10-Q.

CUSIP No. 00182C103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Muthusamy Shanmugam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,035,027 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,035,027 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,027 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.07% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 47,407 shares of Common Stock held by Mr. Shanmugam, (ii) 982,620 shares of Common Stock held by Esjay LLC and (iii) 5,000 shares of Common Stock held by SS Pharma LLC. Mr. Shanmugam serves as the Managing Member of Esjay LLC and SS Pharma LLC and as such, has sole voting and dispositive power with respect to the shares held by Esjay LLC and SS Pharma LLC and may be deemed to beneficially own the shares of Common Stock held by Esjay LLC and SS Pharma LLC.
(2)	Based on 20,426,683 shares of Common Stock of the Company outstanding as of November 1, 2023, as reported in the Form 10-Q.

SCHEDULE 13D

Muthusamy Shanmugam, Esjay LLC and SS Pharma LLC (the “Reporting Persons”) are filing this Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D originally filed on March 2, 2022 (the “Original Statement”, and as amended by this Amendment No. 1, the “Schedule 13D”) to report updated beneficial ownership of common stock of ANI Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used by not defined in this Schedule 13D shall have the respective meanings set forth with respect thereto in the Original Statement.

Item 1. Security and Issuer

This Schedule 13D relates to common stock, $0.0001 par value per share (the “Common Stock”), of the Company. The principal executive offices of the Company are located at 210 Main Street West, Baudette, Minnesota 56623.

Item 2. Identity and Background

(a) This Amendment No. 1 is being filed on behalf of the Reporting Persons.

(b) The principal business address of the Reporting Persons is 16732 Strasbourg Lane, Delray Beach, Florida 33446.

(c) Mr. Shanmugam is the Head of R&D and COO of NJ Operations and a Board of Director of the Company. Esjay LLC is a Delaware limited liability company, with a business address of 16732 Strasbourg Lane, Delray Beach, Florida 33446. Its principal business is a personal asset holding and management company. SS Pharma LLC is a Delaware limited liability company, with a business address of 16732 Strasbourg Lane, Delray Beach, Florida 33446. Its principal business is a personal asset holding and management company.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Shanmugam is a citizen of the United States of America. Esjay LLC is a Delaware limited liability company. SS Pharma LLC is a Delaware limited liability company.

Item 3. Source and Amount of Funds

The 5,000 shares of Common Stock held by SS Pharma LLC included in this Schedule 13D were purchased in the open market on March 17, 2022. Additionally, Mr. Shanmugam purchased 5,000 shares of Common Stock in the open market on March 17, 2022 and received equity compensation awards relating to 28,947 underlying shares of Common Stock on February 28, 2023. The remaining shares of the Common Stock to which this Schedule 13D relates were acquired by the Reporting Persons in connection with the Company’s acquisition (the “Acquisition”) of Novitium Pharma LLC (“Novitium”) pursuant to the Agreement and Plan of Merger, dated as of March 8, 2021 (the “Merger Agreement”), by and among the Company, Novitium, Nile Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent, Esjay LLC, a Delaware limited liability company (“Esjay”), Chali Properties, LLC, a New Jersey limited liability company, Chad Gassert, Muthusamy Shanmugam and Thorappadi Vijayaraj (collectively, the “Key Persons”, and Muthusamy Shanmugam and Thorappadi Vijayaraj, together with Esjay and Chali, the “Principal Members”) and Shareholder Representative Services LLC, a Colorado limited liability company, as the representative of the Company Members (as defined in the Merger Agreement).The Acquisition closed on November 19, 2021 (the “Closing Date”).

Pursuant to the Merger Agreement and effective as of the Closing Date, (i) an aggregate of 70,250 Company Interests (as defined in the Merger Agreement) of Novitium held by Mr. Shanmugam were converted into 13,460 shares of Common Stock of the Company and (ii) an aggregate of 6,954,750 Company Interests (as defined in the Merger Agreement) of Novitium held by Esjay were converted into 1,332,620 shares of Common Stock of the Company. This number of shares of Common Stock held by the Reporting Persons reported in this Schedule 13D reflects additional sales and purchases of Common Stock by the Reporting Persons subsequent to the Closing Date and prior to the date hereof.

Item 4. Purpose of the Transaction

The shares of Common Stock held by SS Pharma LLC included in this Schedule 13D were purchased in the open market on March 17, 2022. Additionally, Mr. Shanmugam purchased 5,000 shares of Common Stock in the open market on March 17, 2022 and received equity compensation awards relating to 28,947 underlying shares of Common Stock on February 28, 2023. The remaining shares of Common Stock included in this Schedule 13D were acquired pursuant to the Merger Agreement. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

Mr. Shanmugam serves as the Head of R&D and COO of NJ Operations and a member of the Board of Directors of the Company. Accordingly, the Reporting Persons may have influence over the corporate activities of the Company, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. Subject to the Registration Rights Agreement and the Lockup Agreement described in Item 6 of this Schedule 13D, the Reporting Persons may, from time to time, purchase or sell securities of the Company as appropriate for their personal circumstances.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) — (b) The percentage of the Common Stock beneficially owned by the Reporting Persons is based on 20,426,683 shares of Common Stock of the Company outstanding as of November 1, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 8, 2023 (the “Form 10-Q”).. Mr. Shanmugam beneficially owns an aggregate of 1,035,027 shares of Common Stock, representing approximately 5.07% of the outstanding Common Stock, through being the Managing Member of Esjay and SS Pharma LLC.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is incorporated herein by reference.

(c) The following table indicates sales effected during the preceding 60 days by Esjay pursuant to a Rule 10b5-1 trading plan adopted by Esjay on March 21, 2023:

Date of Sale	Number of Shares of Common Stock	Price*
10/13/2023	11,937	$57.58
10/16/2023	13,063	$58.31
10/17/2023	8,758	$58.53
10/18/2023	6,242	$57.78
10/19/2023	10,000	$57.06
11/14/2023	22,905	$53.17
11/15/2023	7,647	$53.64
11/16/2023	6,448	$51.66
11/17/2023	13,000	$51.00

* In each case, reflects a weighted average price of shares of Common Stock sold on the applicable date.

(d) — (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Closing Date, the Company Members (as defined in the Merger Agreement) have certain registration rights with respect to their shares of Common Stock set forth in the Registration Rights Schedule attached to the Merger Agreement. Further, the Principal Members, Key Persons and certain other members of Novitium have agreed to certain lock-up, voting and standstill restrictions with respect to the shares of Common Stock they received in connection with the Acquisition.

This summary is qualified by the actual terms of the Merger Agreement and the Registration Rights Schedule, copies of which are filed as exhibits to this Schedule 13D and are incorporated herein by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1.	Agreement and Plan of Merger dated March 8, 2021 by and among ANI Pharmaceuticals, Inc., Nile Merger Sub LLC, Novitium Pharma LLC, Esjay LLC, Chali Properties, LLC, Chad Gassert, Muthusamy Shanmugam and Thorappadi Vijayaraj and Shareholder Representative Services LLC as the representative of the Company Members (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 9, 2021).

2.	Registration Rights Schedule to the Merger Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 26, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2023

SS Pharma LLC

By:	/s/ Muthusamy Shanmugam
Muthusamy Shanmugam Managing Member

Esjay LLC

By:	/s/ Muthusamy Shanmugam
Muthusamy Shanmugam Managing Member

Muthusamy Shanmugam
/s/ Muthusamy Shanmugam